March 17, 2022
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Arthur Sandel – Structured Finance
    Michelle Stasny – Structured Finance

Re:     Entergy Texas, Inc.
    Entergy Texas Restoration Funding II, LLC
    Registration Statement on Form SF-1
    File Nos. 333-259293 and 333-259293-01
    Filed September 3, 2021

Dear Mr. Sandel and Ms. Stasny:
In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join the request of Entergy Texas, Inc. and Entergy Texas Restoration Funding II, LLC that the effective date of the Registration Statement be accelerated so that the same will become effective at 9:00 a.m. Eastern Time on March 21, 2022, or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)    Date of Preliminary Prospectus: March 16, 2022
(ii)    Anticipated dates of distribution: March 21, 2022 – March 24, 2022
(iii)    Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 1500
(iv)    We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Pursuant to Rule 460 of the Securities Act of 1933, please be advised that there will be distributed to each underwriter who is reasonably anticipated to participate in the distribution of the securities as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.
Remainder of the page intentionally left blank

Very truly yours,
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
GOLDMAN SACHS & CO. LLC

By:     /s/ Katrina T. Niehaus
Name:    Katrina T. Niehaus
Title:    Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:     /s/ Steffen Lunde
Name:    Steffen Lunde
Title:     Director
On behalf of each of the Underwriters

Signature Page to Underwriters’ Acceleration Request